

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

John W. Kapples
Vice President and Secretary
Covidien plc
15 Hampshire Street
Mansfield, MA 02048

Re: Covidien plc
Preliminary proxy statement on Schedule 14A
Filed December 7, 2010
File No. 001-33259

Dear Mr. Kapples,

We have completed our limited review of your filing and do not have any further comments at this time.

Sincerely,

Russell Mancuso
Branch Chief

cc (by fax):   James Cole, Jr.—Wachtell, Lipton, Rosen & Katz